

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2025

Felicia R. Hendrix
Executive Vice President and Chief Financial Officer
PENN Entertainment, Inc.
825 Berkshire Blvd., Suite 200
Wyomissing, PA 19610

>   **Re: PENN Entertainment, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2024**
>   **File No. 000-24206**

Dear Felicia R. Hendrix:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Sincerely,

   Division of Corporation Finance
   Office of Real Estate & Construction